EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in Millions, Except Ratios)

	Three months ended March 31,	Years ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings [1]
Income from continuing operations before income taxes	$14.8	$830.2	$762.2	$720.7	$468.0	$674.8

Fixed charges [2]
Interest expense	20.9	90.6	85.8	84.9	122.7	133.5
Interest factor of net operating rents [3]	43.1	170.4	162.4	170.0	173.3	169.0
Total fixed charges	64.0	261.0	248.2	254.9	296.0	302.5

Earnings, as adjusted	$78.8	$1,091.2	$1,010.4	$975.6	$764.0	$977.3

Ratio of earnings to fixed charges	1.2	4.2	4.1	3.8	2.6	3.2

1	Earnings consist of income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and adjustments for net loss attributable to noncontrolling interests.

2
Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

3	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.